September 10, 2019

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.

Amendment No. 5 to Offering Statement on Form 1-A Filed September 5, 2019

File No. 024-10973

Dear Ms. Ravitz,

We acknowledge receipt of comments in your letter of September 9, 2019 regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A Amended September 5, 2019

Securities Being Offered, page 31

1.	From the information in the table and footnote 3 on page 12, it is unclear how you have sufficient authorized shares for all existing commitments if you sell the maximum number of shares being offered. If you do not have sufficient authorized shares, please add appropriate risk factors regarding your ability to satisfy your commitments to issue securities, and revise your disclosures on page 10 and 24 regarding raising additional capital through equity offerings accordingly. Also, please clarify how you will ensure that you will have sufficient authorized common shares to issue upon conversion of the preferred stock that you are offering.

The Company acknowledges the SEC’s comment, and has proceeded with amending its Certificate of Incorporation to increase the authorized number of shares of common stock of the Company to avoid having insufficient shares to satisfy commitments to issue securities as described in the comment above. The “Certificate of Amendment” effecting this change is filed as Exhibit 2.2 to the Offering Circular. The Company has revised the “Securities Being Offered” section to reflect the increase in the number of authorized shares of the Company. In addition, the Company has added disclosure in the “Management’s Discussion and Analysis” section on page 24 to reflect the possibility that the Company may still be required to increase its authorized number of shares of common stock in the future.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251